FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Lake Resources Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2	Date of Material Change

April 3, 2007

Item 3	News Release

The press release attached as Schedule A was released over Canada NewsWire on April 3, 2007

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6	Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9	Date of Report

April 3, 2007

Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, April 3, 2007

Gammon Lake Resources Board of Directors Appoints Russell Barwick as CEO

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce that the Company's Board of Directors has appointed Mr. Russell Barwick as Chief Executive Office (CEO) and Director of the Board, effective today. Mr. Barwick will be based out of Gammon Lake's corporate head office in Halifax, Nova Scotia. With more than 33 years of experience in the mining industry, he brings to Gammon Lake the experience and skills to grow the Company while maximizing the inherent value of the existing assets through optimization processes and organic growth.

Mr. Barwick is a high profile executive and mining engineer with extensive experience planning and developing mining operations. He recently completed a four year tenure as Executive Vice President and Chief Operating Officer of Wheaton River Minerals-Goldcorp. Mr. Barwick continued to hold this position in the new and expanded group, following the merger with Goldcorp Inc., and was intimately involved in the significant acquisition and organic growth process of the Wheaton-Goldcorp group since early 2003.

Prior to joining Wheaton River, Mr. Barwick held the position of Managing Director and CEO of Newcrest Mining; at that time the second largest gold mining company in Australia. He has also worked for Rio Tinto and for over 16 years with Placer Dome, where he became Managing Director of the then Placer Business units in Papua New Guinea.

Commenting on Mr. Barwick's appointment, Company Chairman and President, Mr. Fred George stated, "We are very pleased to have attracted such a high caliber individual with extensive industry experience and a proven track record. Mr. Barwick will play a key role in delivering Gammon Lake's operational strategies and production growth at our Ocampo and El Cubo mining operations. "

Mr. Brad Langille will step down as CEO, but will continue to function as a consultant and advisor to Gammon Lake. The Board of Directors would like to thank Mr. Langille for his dedication and for the integral role he has played in the Company's significant growth and operational success during his 10 year tenure. Since the Gammon Lake's inception, Mr. Langille and Mr. George have successfully advanced the Company from project start up to commercial production and a market capitalization of more than $2.0 billion.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project achieved commercial production in January 2007. Gammon Lake remains 100% unhedged and is targeting production of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) in 2007 from the Company's Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors – Under a Multi Jurisdictional Disclosure System (the "MJDS") adopted by the United States, Gammon Lake is permitted to prepare its mining disclosure in accordance with applicable Canadian securities laws. Consequently, this press release referred to herein, may contain disclosure that is different than, or in some cases not permitted by U.S. securities laws. For example, the United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Under Canadian securities laws, Gammon Lake is permitted to use certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be obtained from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the annualized production run rate at the Ocampo and El Cubo Mines, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.